January 23, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Telos Corporation

Form l0-K for Fiscal Year Ended December 31, 2004

Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005

and September 30, 2005

File No. 001-08443

Dear Mr. Krikorian:

Telos Corporation is pleased to provide the following responses to your comment letter dated December 14, 2005 requesting additional information concerning the above-referenced filings. To facilitate your review we have included your numbered comments followed by our responses. As referenced in our correspondence of January 20, 2006 and as discussed with Mr. Jason Neithamer in your office, we have submitted responses to those comments for which the Company currently has the requisite information. The Company has a pending request for information to our predecessor auditors (see Attachment A) and has scheduled an initial meeting to discuss this request to them. We will provide additional responses and supplement our previously submitted responses as the information becomes available.

Prior Comment Number 3

2.	We note in your response that you intend to separately report product and service revenues in future filings at such time as comparable information is available for all periods presented. Please note, however, that if your revenues from products and services are greater than 10% of total revenues, Rule 5-03(b) requires this presentation for all periods presented. Refer to Question 1 of SAB Topic 13B.

The Company acknowledges the requirement under Rule 5-03(b) of Reg S-X to report revenue by type. As stated in our original response, the Company’s accounting system for the periods 2002, 2003, and the first half of 2004 was not designed to delineate types of revenue. Separation of the revenue types requires an analysis of thousands of sales orders executed in the time periods presented, as well as a complete analysis of the associated costs. The Company has undertaken this analysis with the objective to report revenue type for all periods presented in its next filing. This issue has been referred to our predecessor auditors for their input and will be subject to continued discussions.

Prior Comment Number 7

4.	We note your basis for recognizing gross revenue related to resold products. Tell us how you considered all of the criteria in EITF 99-19 when determining that gross revenue recognition was appropriate. Clarify the nature of the ‘resold products’ you are referring to and whether your ‘resold products’ include the resale of certain third party software products, as disclosed on page 4 of your fiscal year 2004 Form l0-K. Also, tell us more about the contractual arrangements you recently entered into and how they differ from your current arrangements. Explain why it may be appropriate for you to apply net revenue reporting for these arrangements.

Gross Revenue

EITF 99-19 stratifies the nine indicators for gross/net revenue determination into three classes: fulfillment of the ordered product or services, risk of loss, and pricing. Generally, for resold products, (under the ‘order fulfillment’ grouping of indicators) the Company is the “primary obligor” in the arrangement from the perspective of the customer, the Company has discretion in supplier selection to procure the product from the most economically appropriate vendor, the Company evaluates the customer’s needs and provides the product or service specifications to the potential suppliers. The selection and specification processes described above constitute the value added by the Company in its product reselling business.

Additionally, (under the ‘risk of loss’ grouping) the Company incurs the credit and collection risk with respect to the resold product orders (although this risk is mitigated since most of the Company’s orders are with the Federal government), as well as the general inventory risk and physical loss inventory risk.

Finally, (under the ‘pricing’ grouping), the Company has the latitude to set its prices to its customers, subject only to economic constraints of the marketplace, and the amount earned for resold products is typically not a fixed fee, but determined based on the pricing set and costs incurred on its orders.

Nature of Products

The Company resells a variety of products, including laptop computers, specialty printers, computer peripherals, and third-party software licenses.

Net Revenue

The Company is one of eight prime contractors awarded the U.S. Air Force’s Network Centric Solutions (“NETCENTS”) contract. The NETCENTS contract is the single contract vehicle for network-centric information technology. Due to the requirement for contractors to utilize the NETCENTS contract to continue selling to the Air Force, many existing contractors must now contract through the contract vehicle of one of the eight NETCENTS awardees. In some such cases, through the establishment of a subcontract arrangement, the Company acts as an agent for the contractor. The Company does not play a substantive role in fulfillment, has mitigated its inventory and collection risks, and has determined its compensation on a percentage fee basis. Based on the relative strength of each indicator, as promulgated by EITF 99-19, the Company has determined that such contracts should be appropriately recognized on a net revenue basis. As of September 30, 2005, Agency revenue amounted to approximately $212,000.

Prior Comment Numbers 13 – 17

8.	Reconcile your response to us regarding your ability and intent to refinance the Public Preferred Stock with the recent disclosures you provided in your September 30, 2005 Form 10-Q.

It has been the Company’s long-standing legal position that the Public Preferred Stock is not due on demand and is not capable of being due on demand (not callable) and the Company is not required and has not been required to expend funds to redeem shares of the Public Preferred Stock within any twelve month period from the current or any prior reporting date.

The Public Preferred Stock is subject to the following redemption terms, as set forth in the Articles of Incorporation:

“Subject to the legal availability of funds, any contractual restrictions then binding on the Corporation (including restrictions under Debt Agreements) and applicable state law, commencing on the first Dividend Payment Date (or, if any Exchange Debentures (as hereinafter defined) are outstanding, the first interest payment date for the Exchange Debentures) after the sixteenth anniversary of the Effective Date and on the first Dividend Payment Date (of, if any Exchange Debentures are outstanding, the first interest payment date for the Exchange Debentures) after each anniversary of the Effective Date thereafter (each date separately referred to as “Mandatory Redemption Date”) so long as any shares of the Exchangeable Preferred Stock shall be outstanding, the Corporation shall set aside, in trust, as and for a sinking fund for the Exchangeable Preferred Stock, a sum sufficient to redeem and shall redeem in each year an amount equal to at least 20% of the greatest number of shares of Exchangeable Preferred Stock issued and outstanding at any time, at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) thereon to the date fixed for redemption, without interest, and on the first Dividend Payment Date following the twentieth anniversary of the Effective Date, the Corporation shall set aside pursuant to paragraph 6 hereof a sum sufficient to redeem and shall redeem all outstanding shares of Exchangeable Preferred Stock at a redemption price of $10 per share together with all accrued and unpaid dividends (whether or not earned or declared) to such date.” (emphasis added)

ARB 43 defines a current liability as follows:

“The term current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities. As a balance-sheet category, the classification is intended to include obligations for items which have entered into the operating cycle, such as payables incurred in the acquisition of materials and supplies to be used in the production of goods or in providing services to be offered for sale; collections received in advance of the delivery of goods or performance of services; and debts which arise from operations directly related to the operating cycle, such as accruals for wages, salaries, commissions, rentals, royalties, and income and other taxes. Other liabilities whose regular and ordinary liquidation is expected to occur within a relatively short period of time, usually twelve months, are also intended for inclusion, such as short-term debts arising from the acquisition of capital assets, serial maturities of long-term obligations, amounts required to be expended within one year under sinking fund provisions, and agency obligations arising from the collection or acceptance of cash or other assets for the account of third persons. The current liability classification is also intended to include obligations that, by their terms, are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period. It is also intended to include long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable.”

In accordance with ARB 43, as the Public Preferred Stock is not due on demand and is not capable of being due on demand (not callable) and the Company is not required and has not been required to expend funds to redeem shares of the Public Preferred Stock within any twelve month period from the current or any prior reporting date, the Company has classified the Public Preferred Stock as noncurrent.

Despite this long-standing position, the Company, in the interest of pursuing a capital restructuring, anticipated the exchange of the Public Preferred Stock for 12% Junior Subordinated Debentures Due 2009, and as such relied on Paragraph 11 of SFAS 6 to further support the Company’s classification of the Public Preferred Stock. However, upon a detailed review by the professionals retained by the Independent Committee, the financing was determined to not be a viable option as this financing would in fact result in the mandatory amortization of the debentures starting in December 2005. These mandatory amortization payments would thus, if the Company made the exchange, be a short-term liability which would, for the reasons set out below, not be permitted by the Senior Credit Facility Agreement (“Facility”) with Wells Fargo Foothill , Inc. (“Wells Fargo Foothill”).

The Company and certain of its subsidiaries are parties to the Facility agreement with Wells Fargo Foothill, whose term expires on October 21, 2008. Pursant to Section 7.11 of the Facility agreement, the Company covenanted and agreed that, so long as any credit under the Facility agreement shall be available and until full and final payment of the obligations under the Facility agreement, it would not :

“Other than distributions or declaration and payment of dividends by a Company to a Borrower, make any distribution or declare or pay any dividends (in cash or other property, other than common stock) on, or purchase, acquire, redeem, exchange for Indebtedness, or retire any of the Company’s stock, of any class, whether now or hereafter outstanding.”

The Company continues to actively rely upon the credit facility available to it under the Facility agreement and expects to continue to do so until the Facility agreement expires on October 21, 2008. The Company believes that Wells Fargo Foothill would, if asked, agree to waive the provisions of this Facility agreement to permit an exchange of the Public Preferred Stock for indebtedness due after October 21, 2008, but would not waive this provision to permit an exchange of the Public Preferred Stock for indebtedness with an amortization schedule that would require any payments before October 21, 2008. The Company therefore believes that, consistent with its experience with other existing Telos related subordination agreements required by Wells Fargo Foothill from other Telos debt holders, the necessary waiver of the negative covenant would not be granted by Wells Fargo Foothill due to the schedule set forth in the mandatory redemption provisions. Notwithstanding the fact that SFAS 6 is not applicable, in accordance ARB 43 and all of the reasons set forth above, the Company continues to classify the Public Preferred Stock as noncurrent.

9.	We note the recommendations of your Independent Committee which include the initiation of discussions with the various stakeholders to determine if a consensual restructure or purchase of your Public Preferred Stock can be negotiated. They further indicate that a compromise price for the ‘near term repurchase’ of the Public Preferred Stock would appear to be in the best interest of the Company. In light of this recommendation, tell us further why you believe liquidation of the obligation is not reasonably expected to require the use of existing resources or the creation of current liabilities.

The Independent Committee, which had announced its intention to deliver its final report on October 17, 2005, delivered its report on October 31, 2005 due to the death in the immediate family of the Committee’s financial advisor. While the Committee’s report recommended a “consensual restructure or repurchase” of the Public Preferred Stock, the litigation recently filed by certain of the holders of the Public Preferred Stock on October 17, 2005 had, per the Board of Director’s financial advisor, the effect of halting all consensual discussions. It should be noted that any such “consensual restructure or repurchase” contemplated by the Independent Committee and the Board of Directors was predicated upon a number of consents, waivers and legal acts by multiple parties possessing conflicting interests, including our secured lenders, senior debt holders and shareholders (common and public preferred), which in the present environment of litigation make such efforts to negotiate a “consensual restructure or repurchase” virtually impossible. The Independent Committee’s use of the phrase “near-term” was not intended to have any accounting significance (for instance, a 12-month time-frame). Finally, and most importantly, it was never contemplated by the Independent Committee, the Board of Directors and senior management that any “consensual restructure or repurchase” would be funded from current assets or the creation of current liabilities. To the contrary, all parties, including the major holders of the Public Preferred Stock, have consistently cited a public offering, private placement, conversion to common equity, or other third party funding as the financial source for any “consensual restructure or refinancing.”

10.	Since it does not appear that you meet the requirements of paragraph 10 and 11 of SFAS 6, we do not understand why you have not classified the scheduled redemptions according to their contractual redemption schedule. While we understand that you believe there are certain provisions to existing agreements that preclude you from redeeming the Public Preferred Stock following the terms of the redemption schedule, we understand you are required to discharge the obligations as soon are you are able to do so and that recommendations from the Independent Committee include a ‘near term repurchase’ of the Public Preferred Stock.

The Independent Committee’s use of the phrase “near-term” was not intended to have any accounting significance (for instance, a 12-month time-frame). Furthermore, the Company is contractually precluded, in the near term, from discharging the obligations under the Public Preferred Stock. The Company and certain of its subsidiaries are parties to the Facility agreement with Wells Fargo Foothill, whose term expires on October 21, 2008. Under the Facility agreement, the Company agreed that, so long as any credit under the Facility agreement is available and until full and final payment of the obligations under the Facility agreement is made, it would not make any distribution or declare or pay any dividends (other than common stock) on its stock, or purchase, acquire, or redeem any stock, or exchange any stock for indebtedness, or retire any stock. Furthermore, it should be noted that any “consensual restructure or repurchase” contemplated by the Independent Committee and the Board of Directors was predicated upon a series of consents, waivers and legal acts by our secured lenders, senior debt holders and shareholders (common and public preferred), which in the present environment of litigation make any efforts to negotiate a “consensual restructure or repurchase” virtually impossible. As such, the Company is contractually precluded from discharging the obligation in the near term.

Prior Comment Number 18

11.	We note your reference to an independent national investment firm in your September 30, 2005 Form 10-Q. If you chose to refer to an independent firm, you must identify that firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C.

The Company will eliminate its reference to an independent national investment firm in future filings.

Prior Comment Number 20

13.	You indicate in your response that the “sales increase is due in large measure to the seasonality of the government buying practices.” Tell us how you considered Instruction number 5 to paragraph (b) of Item 303 of Regulation S-K which states that a registrant shall discuss any seasonal aspects of its business which have had a material effect upon its financial condition or results of operation. Also, tell us how you considered Item 303 (a)(3)(ii) of Regulation S-K as your response appears to indicate a trend that has a material impact on net sales.

Although the Company’s Form 10-Q filings include the disclosure that “Interim results are not necessarily indicative of fiscal year performance for a variety of reasons including, but not limited to, the impact of seasonal and short-term variations.” (Note 1. General), the Company did not consider the guidance in the referenced sections of Regulation S-K. In future filings, the Company will include disclosures with regard to the seasonality of the government buying practices, as well as any trends that have a material effect on sales.

Financial Data by Market Segment, page 27

14.	Further explain the reasons for the decline in sales of your higher margin messaging solutions and an increase in lower margin product revenues. Clarify if this represents a trend that is expected to continue, and if so, how it is expected to impact future operations and liquidity.

In Q3 2004 the Company made several large, high-margin sales of its messaging solutions. At that time, the Company anticipated making similar sales on a continuing basis, although the Company had no way to accurately forecast timing or quantities, and therefore had no means to ascertain if such sales represented a trend that it reasonably expected to continue. The Company did not achieve any similar sales during Q3 2005, thereby giving rise to the erosion in the Xacta segment gross margin. The Company continues to anticipate similar sales, and while timing and quantities remain unknown, it has no reason to believe that the absence of such sales in the past quarter constitutes a trend that could be reasonably foreseen. The decrease most likely indicates normal business cycles and fluctuations, which are not reasonably foreseen or quantifiable.

Similarly, no single factor or group of factors is known to have driven the Company’s increase in lower-margin product revenues. While the Company expects to continue revenue growth in this area, the overall mix of its high-margin and lower-margin services and products may continue to fluctuate based upon a variety of factors, thereby resulting in similar unforeseeable or unquantifiable fluctuations in the Company’s overall gross margin.

Item 4. Controls and Procedures, page 36

15.	Management’s conclusion that your disclosure controls and procedures are effective “in timely alerting them to any material changes in information required to be included in the Company’s periodic Securities and Exchange Commission filings” is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act. . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer. . . is accumulated and communicated to the issuer’s management. . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

The Company confirms that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e) of the Exchange Act. The Company will conform its disclosure in future filings.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments and for the professional courtesy extended in allowing us to respond to the comments as our responses are available. We trust that our responses are sufficient for your purposes; however, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ John B. Wood

John B. Wood

Chief Executive Officer

Mr. Jim Palumbo

PricewaterhouseCoopers LLP

January 15, 2006

ATTACHMENT A

January 13, 2006

VIA E-MAIL AND FACSIMILE

Mr. Jim Palumbo

PricewaterhouseCoopers LLP

1751 Pinnacle Drive

McLean, VA 22102-3811

Dear Jim:

We are hereby seeking your assistance in formulating responses to an SEC comment letter (relevant questions and responses from the initial comment letter, which addressed the Form 10-K for Fiscal Year ended December 31, 2004, are enclosed for your reference) which references matters pertaining to transactions and/or issues initiated during the period of your engagement. We would appreciate your timely attention to this matter and your detailed and documented responses to the following questions:

1.	We assume your work-papers include support for the underlying basis for classifying the $1.1 million 2003 litigation settlement as COS, versus SG&A. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information. Additionally, please provide the GAAP literature supporting this adjustment.

2.	We assume your work-papers include justification for presenting revenue and COS as one line item on the face of the income statement for 2003 and 2002, as opposed to presenting product and services revenue separately as required by Rule 5-03(b) of Regulation S-X. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information. Additionally, please provide any additional GAAP literature supporting this adjustment.

3.	We assume your work-papers include your consideration of Paragraphs 15, and 22-29 of FAS 107 in making the determination that estimation of the fair value of the Company’s subordinated debt and redeemable preferred stock is not practicable. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information. Additionally, please provide any additional GAAP literature supporting this adjustment.

4.	We assume your work-papers include your consideration of the indirect ownership of Enterworks International through Telos’ ownership of Enterworks in determining whether EI should have been consolidated for 2003. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information. Additionally, please provide the additional GAAP literature supporting this adjustment.

Mr. Jim Palumbo

PricewaterhouseCoopers LLP

January 15, 2006

5.	We assume your work-papers support the reasons for the $500,000 write-down (during Fiscal 2003) of Telos’ December 2003 investment in Enterworks International. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information. Additionally, what was the basis for your recommended audit adjustments in which you conclude that the $500,000 investment in Enterworks International should have been written down to zero at 12/31/03? Please provide the GAAP literature supporting this adjustment.

6.	Can you provide a citation of the technical literature which supports the write-down of the $900,000 two-year OEM SLA for Enterworks at the end of 2003? Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information.

7.	We assume your work-papers include the significance calculations under Rule 1-02(w) of Regulation S-X (significant subsidiary tests) for Enterworks and Enterworks International for all periods presented. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information.

8.	We assume your work-papers provide support for actual amounts expensed in association with intercompany services to Enterworks for each fiscal year presented. Please provide the calculations as well as the GAAP literature supporting these adjustments. Please provide all of the detail pertaining to this transaction, including schedules, analyses, memos, and other relevant information.

9.	We assume your work-papers provide support for the underlying accounting literature that is applicable to the Company’s various revenue generating arrangements. Please provide the GAAP literature detail. Please provide all of the detail pertaining to this issue, including schedules, analyses, memos, and other relevant information.

As stated above, we would appreciate your responses to these questions as quickly as practicable. If you have any additional questions, please feel free to e-mail me at Michele.Nakazawa@Telos.com. Thank you for your assistance.

Sincerely,

/s/ Michele Nakazawa Michele Nakazawa Chief Financial Officer

Enclosures

Mr. Jim Palumbo

PricewaterhouseCoopers LLP

January 15, 2006

cc:	Mark Herndon

Ambassador Langhorne Motley, Chairman — Audit Committee

Norman Byers

SEC Accounting Branch Chief